Trading Symbols:	TSX: SEA	FOR IMMEDIATE RELEASE
	NYSE: SA	June 27, 2024

Seabridge Gold Reports Bronson Slope Resource Estimate at its Iskut Project in BC

Toronto, Canada...Seabridge Gold Inc. (TSX:SEA) (NYSE:SA) ("Seabridge") today reports its first mineral resource estimate (MRE) for the Bronson Slope deposit at its 100% owned Iskut project in the Golden Triangle Area of northwestern British Columbia.  These results are an intentional by-product of our Porphyry Cu-Au exploration on the Bronson target, where drilling is focused on discovering the source of the gold and copper concentrations previously captured in a historical resource.  The MRE incorporates drilling by previous operators and drilling by Seabridge since it purchased the project in 2016.

Leading the estimation and technical analysis was Wood Canada Limited ("Wood"), supported by Moose Mountain Technical Services ("MMTS") and Tetra Tech Canada Inc. ("Tetra Tech").  All of these companies are independent of Seabridge.

The resource estimation integrates 114 diamond drill holes, of which 25 were completed by Seabridge and the balance by previous operators.  Assays from the drilling were subject to probability analysis and outliers were cut by lithological units and composited to 10x10x10 meter blocks.  Based on an analysis of variography the block grades were estimated by multi-pass ordinary kriging.  The kriged block model was constrained within a conceptual open pit and classified by distance to drill hole data.

Bronson Slope Mineral Resource Estimate

Classification	NSR Cut- Off ($)	Tonne (000)	Au (g/t)	Cu (%)	Ag (g/t)	Au oz (million)	Cu lbs (million)	Ag oz (million)

Inferred	10	517,300	0.33	0.09	2.7	5.4	1,057	45

Notes:

  The Qualified Person for the estimate is Mr. Henry Kim, P.Geo. Principal Resource Geologist, Wood Canada Limited. The estimate is reported using the 2014 CIM Definition Standards. The effective date of the Mineral Resource estimate is June 25, 2024.
  Mineral Resources stated are contained within a conceptual pit shell developed using metal prices of US$4.00/lb Cu, US$1600/oz Au, US$20/oz Ag, and exchange rate of 0.79 US$ per 1.00 Cdn$, and variable metallurgical recoveries of Cu (35 to 96%), Au (20 to 88%), and Ag (15 to 72%) based on their grades and operating costs of $2.50/t mining and $10/t process and G&A. The assumed average pit slope angle is 45°.
  NSR ($/t) = (Cu grade/100) * 2204.62 * Cu recovery * $4.43/lb) + (Au grade * Au recovery * $61.40/g) + (Ag grade * Ag recovery * $0.69/g).
  Offsite costs are included in the NSR determination: 96.5% payable Cu, 97.75% payable Au, 90% payable Ag, 1% unit deduction for Cu, total offsite costs (smelting, refining, transport, insurance) of $213/t of concentrate.
  A marginal cut-off of NSR $10/t was used for the Mineral Resource. Drill spacing of 175m was used to classify Inferred Mineral Resource category.
  Unless noted otherwise, dollars reported herein are Canadian dollars.

106 Front Street East, Suite 400, Toronto, ON M5A 1E1, Canada
416-367-9292   www.seabridgegold.com

Seabridge Chairman and CEO Rudi Fronk commented: "We are pleased to confirm and expand the Bronson Slope resource.  Although it is not a material part of our total resources holdings and is not our primary objective, the Bronson Slope resource could play a valuable role in finding and developing the source porphyry Cu-Au system which we are targeting.  Our team is back on the ground pursuing the understanding provided from building this mineral resource".

The mineralization in the Bronson Slope resource sits in and around a multiphase quartz-magnetite breccia pipe.  Within the breccia pipe, directly over and on the margins, medium to fine grained pyrite and chalcopyrite are found in veins and fractures with quartz and magnetite.  Further outboard and in the hanging wall sedimentary rocks to the breccia pipe, are intensely altered to quartz-sericite with abundant pyrite and subordinate chalcopyrite and localized sphalerite-galena concentrations.  This pattern of alteration and sulfide mineralization is related to processes generated by an intrusion, and we believe an intrusion in this environment will be a copper and gold-bearing porphyry system.

The contents of this release have been reviewed and accepted by Henry Kim, P.Geo., Principal Resource Geologist, Wood Canada Limited. Data verification by Henry Kim included comparison of the data to the original source documents, review of the QAQC program, and site visit during September 11-15, 2023, that involved inspection and re-logging of existing drill cores which concluded that the data are suitable to support Inferred mineral resource estimates.

Seabridge holds a 100% interest in several North American gold projects. Seabridge's principal assets, the KSM project, and its Iskut project are located in British Columbia, Canada's "Golden Triangle", the Courageous Lake project is in Canada's Northwest Territories, the Snowstorm project in the Getchell Gold Belt of Northern Nevada and the 3 Aces project set in the Yukon Territory. For a full breakdown of Seabridge's mineral reserves and mineral resources by category please visit the Company's website at http://www.seabridgegold.com.

Neither the Toronto Stock Exchange, New York Stock Exchange, nor their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release.

Cautionary note to U.S. Investors concerning estimates of Mineral Reserves and Mineral Resources

All mineral resource estimates reported by Seabridge were estimated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Definition Standards (May 10, 2014). Since 2021 the U.S. Securities and Exchange Commission ("SEC") recognizes estimates of "measured mineral resources," "indicated mineral resources" and "inferred mineral resources" and uses new definitions of "proven mineral reserves" and "probable mineral reserves" and the supporting mining studies that are substantially similar to the corresponding CIM Definition Standards. However, the CIM Definition Standards differ from the requirements applicable to US domestic issuers. Further, "inferred mineral resources" are that part of a mineral resource for which quantity and grade are estimated on the basis of limited geologic evidence and sampling. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Cautionary Note Regarding Forward Looking Statements

This document contains "forward-looking information" within the meaning of Canadian securities legislation and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. This information and these statements, referred to herein as "forward-looking statements" are made as of the date of this document. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) the estimated amount and grade of mineral resources, including the conceptual open pit and the cut-off grade, (ii) the selection of the various assumptions underlying the resource estimate are reasonable, and (iii) there being a source CU-Au porphyry system associated with the drill results. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as "expects", "anticipates", "plans", "projects", "estimates", "envisages", "assumes", "intends", "strategy", "goals", "objectives" or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.

All forward-looking statements are based on Seabridge's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. The most significant assumptions are set forth above under the Resource Estimate Table, but other assumptions include: (i) the presence of and continuity of metals at the Project at estimated grades; (ii) the metallurgical recoveries from ore; (iii) the capacities and durability of various machinery and equipment. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. Many forward-looking statements are made assuming the correctness of other forward-looking statements, such as statements of cut-off grade, which are based on most of the other forward-looking statements and assumptions herein. The cost information is also prepared using values current as of the effective date of the study, but the time for incurring the costs will be in the future and it is assumed costs (and metals prices) will remain stable over the relevant period.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that estimates, forecasts, projections and other forward-looking statements will not be achieved or that assumptions do not reflect future experience. We caution readers not to place undue reliance on these forward-looking statements as a number of important factors could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates assumptions and intentions expressed in such forward-looking statements. These risk factors may be generally stated as the risk that the assumptions and estimates expressed above do not occur as forecast, but specifically include, without limitation: risks relating to variations in the mineral content within the material identified as mineral resources from that predicted; variations in rates of recovery and extraction; developments in world metals markets; risks relating to fluctuations in the Canadian dollar relative to the US dollar; changes in development or mining plans due to changes in logistical, technical or other factors; changes in project parameters as plans continue to be refined; operational and infrastructure risks and the additional risks described in Seabridge's Annual Information Form filed with SEDAR in Canada (available at www.sedar.com ) for the year ended December 31, 2023 and in Seabridge's Annual Report Form 40-F filed with the U.S. Securities and Exchange Commission on EDGAR(available at www.sec.gov/edgar.shtml). Seabridge cautions that the foregoing list of factors that may affect future results is not exhaustive.

When relying on our forward-looking statements to make decisions with respect to Seabridge, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Seabridge does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by Seabridge or on our behalf, except as required by law.

ON BEHALF OF THE BOARD "Rudi Fronk" Chairman and C.E.O.

For further information please contact:

Rudi P. Fronk, Chairman and C.E.O.

Tel: (416) 367-9292  •  Fax: (416) 367-2711

Email:  info@seabridgegold.com